UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant’s Name Into English)

Avenida República do Chile, 65

20035-900-Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)         Form 20-F     ☒             Form 40-F     ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One)         Yes    ☐            No    ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-.)

Accounting for Suspended Well Costs

Our accounting for exploratory drilling costs is governed by Statement of Financial Accounting Standards No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies” (SFAS No. 19). On February 4, 2005, the Financial Accounting Standards Board (FASB) posted for comment a proposed FASB Staff Position (FSP SFAS 19-a) that would amend SFAS No. 19 with respect to the deferral of exploratory drilling costs.

Costs we have incurred to drill exploratory wells that find commercial quantities of oil and gas are carried as assets on our balance sheet under the classification “unproved oil and gas properties.” Each year, we write off the costs of these wells unless (1) the well is in an area requiring major capital expenditure before production can begin and (2) additional exploratory drilling is under way or firmly planned to determine whether the capital expenditure is justified. As of December 31, 2004, the total amount of unproved oil and gas properties was $1,684 million, and of that amount $840 million ($779 million of which related to projects in Brazil) represented costs that had been capitalized for more than one year, which generally are a result of (1) extended exploratory activities associated with offshore production and (2) the transitory effects of deregulation in the Brazilian oil and gas industry, as described below.

In 1998, our government-granted monopoly ended and we signed concession contracts with the Agência Nacional de Petróleo (National Petroleum Agency, or ANP) for all of the areas we had been exploring and developing prior to 1998, which consisted of 397 concession blocks. Since 1998, the ANP has conducted competitive bidding rounds for exploration rights, which has allowed us to acquire additional concession blocks. If companies, including us, do not find commercial quantities of oil and gas within a specific time period, generally 4-6 years depending on the characteristics of the exploration area, then the concession block must be relinquished and returned to the ANP. Because we were forced to assess a large volume of concession blocks in a limited time frame, even when an exploratory well has found sufficient reserves to justify completion and additional wells are firmly planned, finite resources and expiring time frames in other concession blocks have dictated the timing of the planned additional drilling.

The following table shows the net changes in capitalized exploratory drilling costs during 2004, 2003 and 2002.

Unproved Oil and Gas Properties – (US$ millions)

	2004	2003	2002
Beginning balance at January 1	1,903	875	712
Additions	736	862	607
Sales of reserves	—	—	—
Acquisition of reserves	—	267	—
Write offs	(490)	(220)	(203)
Transfers to proved reserves	(551)	(37)	(52)
Cumulative Translation Adjustment	86	156	(189)

Ending balance at December 31	1,684	1,903	875

The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed and the number of projects for which exploratory well costs have been capitalized for a period greater than one year since the completion of the drilling:

Aging of Capitalized Exploratory Well Costs (US$ millions)

	at December 31,
	2004	2003	2002
Capitalized exploratory well costs that have been capitalized for a period of one year or less	844	1,542	525
Capitalized exploratory well costs that have been capitalized for a period greater than one year	840	361	350

Balance at December 31	1,684	1,903	875

Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	40	23	34

Of the $840 million for 40 projects that include wells suspended for more than one year since the completion of drilling, approximately $766 million is associated with 26 offshore projects. Activities associated with assessing the reserves and the projects’ economic viability include: (a) $224 million – negotiations with potential customers of natural gas (three projects), (b) $60 million – discussions with operators for the joint development of two projects and (c) $54 million – negotiation of commercial terms with partner. Included in the $840 million of exploratory well costs that have been capitalized for a period of greater than one year since the completion of drilling is $321.5 million associated with 29 wells completed before 2002.

We believe that the changes proposed in FSP SFAS 19-a, if they are adopted, would not have a material effect on our financial position or results of operations for any period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

By:	/S/ JOSÉ SERGIO GABRIELLI DE AZEVEDO
Name:	José Sergio Gabrielli de Azevedo
Title:	Chief Financial Officer and Investor Relations Director

Date:  May 27, 2005